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Exhibit 12.01

SCANA CORPORATION
CALCULATION OF RATIOS
FOR THE YEAR ENDED DECEMBER 31, 2004
(Dollars in Millions)

CALCULATION OF BOND RATIO:

Net earnings(1)		$711.1
Divide by annualized interest charges on:
Bonds authenticated under SCE&G's First and Refunding Mortgage Bond Indenture	$11.8
Other indebtedness(1)	112.5
Total annualized interest charges		124.3
Bond Ratio		5.72

(1)
As defined under SCE&G's First and Refunding Mortgage Bond Indenture, dated January 1, 1945 (Old Mortgage).

CALCULATION OF NEW BOND RATIO:

Net earnings(2)		$691.9
Divide by annualized interest charges on:
Bonds authenticated under SCE&G's First Mortgage Bond Indenture	$111.0
Other indebtedness(2)	13.3
Total annualized interest charges		124.3
New Bond Ratio		5.57

(2)
As defined under SCE&G's Collateral Trust Mortgage Indenture, dated April 1, 1993 (New Mortgage).

CALCULATION OF PREFERRED STOCK RATIO:

Net earnings(3)		$225.2
Divide by annualized interest charges on:
Bonds outstanding under SCE&G's mortgage bond indentures	$124.3
Preferred dividend requirements	7.3
Total annualized interest charges		131.6
Preferred Stock Ratio		1.71

(3)
As defined under SCE&G's Restated Articles of Incorporation.

SCANA CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
For Each of the Five Years Ended December 31, 2004
(Dollars in Millions)

	Years Ended December 31,
	2004	2003	2002	2001	2000
Fixed Charges as defined:
Interest on long-term debt	$206.9	$206.1	$206.1	$227.5	$226.1
Amortization of debt premium, discount and expense (net)	5.4	4.9	5.1	6.4	4.4
Interest component on rentals	3.9	3.6	3.4	1.8	1.2
Preference security dividend requirement	11.9	13.6	15.7	15.7	15.8

Total Fixed Charges (A)	$228.1	$228.2	$230.3	$251.4	$247.5

Earnings as defined:
Pretax income (loss) from continuing operations	$387.1	$426.2	$(94.3)	$855.4	$373.7
Total fixed charges above	228.1	228.2	230.3	251.4	247.5
Pretax equity earnings of investees	(5.4)	(5.2)	(5.8)	(3.7)	0.6
Cash distributions from equity investees	7.4	7.7	7.8	11.2	5.9
Preference security dividend requirements from above	(11.9)	(13.6)	(15.7)	(15.7)	(15.8)

Total Earnings (B)	$605.3	$643.3	$122.3	$1,098.6	$611.9

Ratio of Earnings to Fixed Charges (B/A)	2.65	2.82	.53	4.37	2.47

        For 2002, an additional $106.8 million in income before income taxes would be needed to obtain a ratio of 1.0. See Note 1G to the consolidated financial statements.

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SCANA CORPORATION CALCULATION OF RATIOS FOR THE YEAR ENDED DECEMBER 31, 2004 (Dollars in Millions)